UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.______________)*

Elite Pharmaceuticals, Inc.
(name of issuer)

Common Stock
(title of class of securities)

28659T-20-0
(CUSIP number)

I. Wistar Morris, III
c/o Boenning & Scattergood, Inc.
4 Tower Bridge, Suite 200
200 Barr Harbor Drive
West Conshohocken, Pennsylvania  19428
610-832-5271
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐.  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
FILED BY I. WISTAR MORRIS, III REGARDING
ELITE PHARMACEUTICALS, INC. COMMON STOCK

CUSIP No. 28659T200	Page 2 of 5 Pages

1.	Name of reporting person	I. Wistar Morris, III
S.S. or IRS Identification No. of above person

2.	Check the appropriate box if a member of a group*	(a) ☐
(b) ☐
N/A

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(E) ☐

6.	Citizenship of Place of Organization Pennsylvania, U.S.

NUMBER OF	7. Sole Voting Power	6,443,724
SHARES
BENEFICIALLY	8. Shared Voting Power	0
OWNED BY
EACH	9. Sole Dispositive Power	6,443,274
R EPORTING
PERSON WITH	10. Shared Dispositive Power	4,228,715

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,672,439

12.	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented By Amount In Row 11	4.39%

14.	Type of reporting Person*	IN

SCHEDULE 13D
FILED BY I. WISTAR MORRIS, III REGARDING
ELITE PHARMACEUTICALS, INC. COMMON STOCK

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock of Elite Pharmaceuticals, Inc., (The “Company”).  The Company’s principal offices are located at 165 Ludlow Avenue, Northvale, NJ  07647.

ITEM 2.  IDENTITY AND BACKGROUND

The name of the person filing this statement is I. Wistar Morris, III, an individual (the "reporting person").  The reporting person's business address is c/o Boenning and Scattergood, Inc., 4 Tower Bridge, Suite 200, 200 Barr Harbor Drive, West Conshohocken, Pennsylvania  19428.  He has recently retired, but was employed as a registered representative with Boenning & Scattergood, Inc., a NASD registered broker-dealer.

During the last five years, the reporting person has not been convicted in a criminal proceeding.  During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

The reporting person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This schedule 13D covers 10,672,439 shares beneficially owned by Morris individually and through his immediate family.  Of the 10,672,439 shares beneficially owned by Morris individually and through his immediate family, 6,443,724 shares are held in nominee name for his benefit, 697,546 shares are held in his wife’s name and 3,531,169 shares are held in the name of a partnership for the benefit of his children.  The stock beneficially owned by Morris individually and through his immediate family was originally purchased as Preferred D shares, with personal funds beginning in 2007 with the last purchase being made in 2008.  All their Preferred D shares were converted to common stock on April 27, 2011.  Between May 13, 2011, the date of his last filing and May 23, 2011, Morris’s wife, the partnership for his children and a foundation in which he is co-trustee sold 6,038,100 shares.

SCHEDULE 13D
FILED BY I. WISTAR MORRIS, III REGARDING
ELITE PHARMACEUTICALS, INC. COMMON STOCK

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of this filing is to report the sale of the stock beneficially owned by the reporting person and his immediate family since his last 13D Filing on May 12, 2011.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Morris individually and through his immediate family beneficially owns 10,672,439 shares of common stock of the Company.  Based on the Company’s 243,363,531 outstanding shares, represents approximately 4.39% of the outstanding common stock as of May 24, 2011.  Filed as an Exhibit is a list of transactions done in Elite Pharmaceuticals, Inc. common shares since the filing of the previous 13D on May 12, 2011.

Morris has the sole voting power and the sole dispositive power over 6,443,724 shares held for his benefit in nominee name.  He has no voting power, but shared dispositive power over 4,228,715 shares, of which 697,546 are in the name of his wife and 3,531,169 shares are in the name of a partnership for the benefit of his children.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

ITEM 7.  MATERIAL TO BE FILES AS EXHIBITS.
Transaction Summary from 5/13/11 through 5/23/11, Item 5(c).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 13, 2011

I.Wistar Morris, III

SCHEDULE 13D
FILED BY I. WISTAR MORRIS, III REGARDING
ELITE PHARMACEUTICALS, INC. COMMON STOCK

Exhibit 1, Item 5(c)

Transaction Summary from 5/13/11 to 5/23/11

Tran		Trade	Settle		Avg.
Code	Security	Date	Date	Quantity	Price

The Cotswold Foundation Trust
sl	Elite Pharmaceuticals Inc	5/13/2011	5/18/2011	492,923	$0.13

Eleventh Generation, LP
sl	Elite Pharmaceuticals Inc	5/13/2011	5/18/2011	257,077	$0.13
sl	Elite Pharmaceuticals Inc	5/16/2011	5/19/2011	552,000	$0.13
sl	Elite Pharmaceuticals Inc	5/17/2011	5/20/2011	500,000	$0.12

Martha H. Morris
sl	Elite Pharmaceuticals Inc	5/18/2011	5/23/2011	621,800	$0.12
sl	Elite Pharmaceuticals Inc	5/19/2011	5/24/2011	346,300	$0.13
sl	Elite Pharmaceuticals Inc	5/20/2011	5/25/2011	57,200	$0.20
sl	Elite Pharmaceuticals Inc	5/20/2011	5/25/2011	2,315,000	$0.18
sl	Elite Pharmaceuticals Inc	5/23/2011	5/26/2011	890,800	$0.18
sl	Elite Pharmaceuticals Inc	5/23/2011	5/26/2011	5,000	$0.21